ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

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June 19, 2020

David Gessert

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Financial Services

Washington DC 20549

Re:EmpireBIT, Inc.

Offering Statement on Form 1-A Filed May 23, 2019

Offering Statement on Form 1-A/A Filed June 8, 2020

File No. 021-11006

Dear Mr. Gessert:

Pursuant to Regulation A, EmpireBIT, Inc. (the “Company”) requests the withdrawal of the Company’s Offering Statement on Form 1-A, originally filed on May 23, 2019, and as amended June 8, 2020 (the “Offering Statement”). The Company has changed their business model and will not be pursuing an offering that involved tokenized securities and at the suggestion of the Commission, plans to refile as soon as their 2019 financial statement audit is complete, and begin the qualification process anew at that time. The Company therefore has decided not to proceed with the proposed offering of stock under Regulation A as it was previously submitted, but plans to refile soon under the new structure. The Offering Statement has not been qualified, and no shares of the Company’s common stock have been sold under the Offering Statement.

If you have any questions with respect to this matter, please call or e-mail the undersigned. Thank you for your assistance in this matter.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico, P.A.

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